FMC

FRASER MILNER CASGRAIN LLP

Matthew R. Hibbert
Direct Line: 416-367-6765
matthew.hibbert@fmc-law.com

03007553

March 12, 2003

03 MAR 18 AM 7:21

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549
USA

PROCESSED
APR 01 2003
THOMSON FINANCIAL

Ladies and Gentlemen:

Subject: Jannock Properties Limited (File No. 82-5062)
Information Furnished Pursuant to Rule 12G3-2(b)
Under the Securities Exchange Act of 1934

Pursuant to the requirements of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Jannock Properties Limited (the "Company") hereby furnishes the information described below to the Securities and Exchange Commission (the "Commission").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, attached hereto is a copy of a notice of meeting and record date regarding an annual and special meeting of the Class B common shareholders of the Company, which constitutes information that the Company has recently (i) made or become required to make public pursuant to the laws of the provinces and territories of Canada, (ii) filed or become required to file with the TSX Venture Exchange and which were or will be made public by the TSX Venture Exchange, or (iii) distributed or become required to distribute to its security holders.

The documents furnished pursuant to this letter are being submitted under paragraph (b)(1) of Rule 12g3-2, with the understanding that such documents will not be deemed "filed" with the Commission or otherwise subject the Company to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

dlw 3/20

If you should have any questions or require any additional information, please call the undersigned collect, at (416) 367-6765.

Yours truly,

FRASER MILNER CASGRAIN LLP

Matthew R. Hibbert

MAH/mb
Encl.

1713881_1.DOC

FMC

FRASER MILNER CASGRAIN LLP

MATTHEW R. HIBBERT
Direct Line: 416-367-6765
matthew.hibbert@fmc-law.com

March 10, 2003

VIA SEDAR

To: British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs Mobilières du Québec
Nova Scotia Securities Commission
Office of the Administrator, New Brunswick
Registrar of Securities, Prince Edward Island
Director of Securities, Department of Justice, Newfoundland
Securities Registry, Government of the Northwest Territories
Registrar of Securities, Government of the Yukon Territory
Nanavut Legal Registry
TSX Venture Exchange

Dear Sirs:

Subject: Jannock Properties Limited
Annual and Special Meeting of Class B Common Shareholders - May 30, 2003

In accordance with Section 2.2 of National Instrument 54-101, we wish to notify you on behalf of our client Jannock Properties Limited (the "Corporation") that the board of directors of the Corporation have determined that an annual and special meeting of the Class B common shareholders of the Corporation will be held on Friday, May 30, 2003 at 10:30 a.m. (Toronto time) at The Washington/Ottawa Room, Holiday Inn Mississauga, 2125 North Sheridan Way, Mississauga, Ontario (the "Meeting"). The directors have fixed the following meeting and record dates in respect of the Meeting: (a) May 30, 2003 is the date fixed for the Meeting, (b) April 15, 2003 is the record date for notice of the Meeting, (c) the record date for voting is not applicable in respect of the Meeting, and (d) April 15, 2003 is the beneficial ownership determination date. The holders of Class B common shares are the only shareholders of the Corporation entitled to receive notice of and vote at the Meeting. In addition to routine business, the Class B common shareholders will be asked to consider and, if thought fit, to pass an ordinary resolution authorizing the continuation of the Corporation's Shareholder Protection Rights Plan.

If you have any questions concerning the foregoing, please do not hesitate to contact us.

Yours truly,

FRASER MILNER CASGRAIN LLP

"Matthew R. Hibbert"

Matthew R. Hibbert

MRH/mb